June 3, 2005

Mail Stop 4561

Mr. Tobin V. Levy
Managing Director and Chief Financial Officer
Goldman Sachs Hedge Fund Partners II, LLC
701 Mount Lucas Road
Princeton, New Jersey  08450

Re:      Goldman Sachs Hedge Fund Partners II, LLC
            Form 10-12G
      Filed on May 2, 2005
            File Number 000-51289

Dear Mr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. As there are no page numbers, we refer to the pages numbers as generated by EDGAR. Please paginate the next amendment.

Item 1. Business - page 3
2. Please provide a legal analysis, or refer the investor where in the Form 10, that explains the reason for your exemption from Rule 506.

Substantial Redemptions Could Have a Material Adverse Effect...-
page
57
3. We note that you have an $84M redemption payable. Please provide the investor with an indication of how you anticipate the amounts of redemptions and any changes that you make in your investment strategy to accommodate large amounts of redemptions.

Management`s Discussion and Analysis - page 87
4. We note your discussion of the increase in expenses, particularly management expenses, in fiscal year 2004 compared to the initial operating period. Please expand the discussion to also discuss any changes in operating fees, fees paid beyond the 1.25% management fee and the relative increase in NAV.
5. We note that you have increased the leverage employed by the fund as well as the interest expense incurred by the fund. Please expand this section to discuss in greater detail the amount that your risk position changes due to the fact that you leverage your capital.

Liquidity and Capital Resources - page 100
6. It is unclear from the disclosure whether or not the fund is open.
Please revise to state whether or not the fund is closed or open and its current status.

Quantitative and Qualitative Disclosures about Market Risk - page
104
7. Expand this section to provide the risk by risk grouping of your assets to better display the risk to your NAV and earnings from changes in interest rates, foreign currency changes and market trading. Please refer to Item 305 of Regulation S-K.

Financial Statements
Note 2 - Investments
8. Please supplementally provide us with a summary of the initial
and
final valuations at the Investment Fund level as of December 31,
2004
and 2003. Quantify and describe any adjustments, if any, to your financial statements and NAV as a result of the final valuations.

       As appropriate, please amend your filing and respond to
these
comments and tell us when you will provide us with a response.
You
may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and
added sections as underlining.   Please furnish a cover letter
with
your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

            You may contact Joyce Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  Please contact Timothy Geishecker at (202) 551-
3422
or me at (202) 551-3419 with any other questions.

      Sincerely,


      Christian Windsor
      Special Counsel
cc:  	Kenneth I. Rosh, Esq.
	Paul Tropp, Esq.
      Fried, Frank, Harris, Shriver & Jacobson LLP
      One New York Plaza
      New York, NY 10004